Exhibit 99.1

Corporación América Airports S.A. Reports 1.9% YoY Increase in Total Passenger Traffic in November 2018

Passenger traffic up 3.8% YoY in Brazil and 6.9% in Italy, further supported by growth across most geographies

Luxembourg, December 19, 2018— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 1.9% in November 2018.
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Nov’18	Nov’17	% Var.	YTD’18	YTD’17	% Var
Domestic Passengers (thousands)	3,750	3,595	4.3%	41,044	37,752	8.7%
International Passengers (thousands)	1,954	2,006	-2.6%	25,319	24,803	2.1%
Transit Passengers (thousands)	756	740	2.2%	8,133	7,589	7.2%
Total Passengers (thousands)	6,460	6,341	1.9%	74,495	70,144	6.2%
Cargo Volume (thousand tons)	39.4	39.0	1.0%	371.9	350.4	6.2%
Total Aircraft Movements (thousands)	70.0	69.8	0.3%	806.5	779.5	3.5%

Passenger Traffic Overview
Total passenger traffic in November 2018 increased by 1.9% YoY, primarily reflecting growth of 3.8% in Brazil, 6.9% in Italy and 11.6% in Armenia.
In Brazil, passenger traffic increased 3.8% YoY, driven by 3.7% growth in domestic traffic reflecting the addition of new frequencies to existing routes in several destinations at Brasilia Airport and easier comps at Natal Airport as traffic in 3Q17 in Natal was impacted by a reduction in frequencies while the runway was refurbished. International traffic at Brasilia Airport increased 0.6% impacted by the new traffic count methodology applied by ANAC since June 2018, which offset the traffic growth resulting from the launch of daily routes to Miami and Orlando by Gol Airlines. Based on the prior methodology, traffic would have increased 18.5% YoY at this airport.
In Italy, passenger traffic increased 6.9%, mainly as a result of addition of frequencies and an increase in load factor. International traffic at Pisa Airport rose 12.8% mainly driven by increased frequencies by Ryanair and the continued good performance of routes to Russia, while international traffic at Florence Airport increased 8.0%, primarily due to positive performance of the route to Lisbon operated by TAP, the increase in frequencies and a higher load factor in the route to Barcelona, operated by Vueling.
In Armenia, passenger traffic continued the positive trend seen in the last months, with an 11.6% increase YoY, although growth is expected to moderate in the coming months given the current situation in Russia, this airports’ main market.
In Argentina, despite the 4.7% growth in domestic traffic, total passenger traffic declined 1.0% YoY, mainly driven by declines of 10.2% and 11.9% in international and transit passengers, respectively, reflecting continued challenging macro conditions. Passenger traffic was also impacted by the closure of the Aeroparque, El Palomar and San Fernando airports in Buenos Aires, during the G20 event, which took place in the last two days of November. In addition, Edelweiss opened a new direct route to Zurich, Switzerland with two weekly flights and Norwegian Air Argentina continued to open new domestic routes in the period, with daily frequencies to Iguazú and Neuquén, while LASA suspended operations temporarily. JetSmart expects to initiate operations later in December with routes from Santiago de Chile. Moreover, FlyBondi and JetSmart have announced they are on track with their plans to open international routes from El Palomar to neighboring countries later this month.
In Uruguay, passenger traffic continued to decline 2.2% mainly due to macro conditions experienced in Argentina, which resulted in a decrease in passengers.
In Ecuador, passengers increased 7.3%, mainly to the continued good performance of Spirit Airlines, as well as an increase in general aviation during the period.

Cargo Volume and Aircraft Movements

Cargo volume increased 1.0% in November 2018 mainly as a result of the continued recovery in Brazil, partially offset by a 2.6% decline in Argentina, due to macro conditions and a reverse in the trend in Ecuador and Armenia, with declines of 3.0% and 6.7%, respectively.

Aircraft movements remained relatively flat in November 2018, mainly as a result of a 1.7% decline in Argentina, partially offset by increases of 16.6% in Ecuador and 5.9% in Italy.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Nov’18	Nov’17	% Var.	YTD’18	YTD’17	% Var.
Passenger Traffic (thousands)
Argentina	3,239	3,271	-1.0%	36,362	34,044	6.8%
Italy	486	454	6.9%	7,685	7,433	3.4%
Brazil	1,699	1,637	3.8%	18,484	17,605	5.0%
Uruguay	182	185	-2.0%	2,099	2,092	0.4%
Ecuador	359	334	7.3%	4,056	3,796	6.8%
Armenia	216	193	11.6%	2,632	2,347	12.1%
Peru	280	266	5.2%	3,177	2,828	12.4%
TOTAL	6,460	6,341	1.9%	74,495	70,144	6.2%

Cargo Volume (tons)
Argentina	23,315	23,936	-2.6%	217,885	208,065	4.7%
Italy	1,132	1,083	4.5%	10,674	9,866	8.2%
Brazil	6,343	5,092	24.6%	59,539	49,051	21.4%
Uruguay	2,845	2,882	-1.3%	25,306	25,709	-1.6%
Ecuador	3,793	3,909	-3.0%	37,708	32,681	15.4%
Armenia	1,552	1,663	-6.7%	16,395	20,440	-19.8%
Peru	414	428	-3.2%	4,433	4,544	-2.5%
TOTAL	39,394	38,994	1.0%	371,939	350,356	6.2%

Aircraft Movements
Argentina	36,594	37,231	-1.7%	410,954	389,075	5.6%
Italy	4,855	4,586	5.9%	72,725	72,905	-0.2%
Brazil	14,921	15,193	-1.8%	168,607	169,165	-0.3%
Uruguay	2,487	2,710	-8.2%	30,244	29,943	1.0%
Ecuador	6,796	5,826	16.6%	72,641	72,169	0.7%
Armenia	1,905	1,776	7.3%	22,044	20,113	9.6%
Peru	2,444	2,455	-0.4%	29,291	26,107	12.2%
TOTAL	70,002	69,777	0.3%	806,506	779,477	3.5%

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements
	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	nov-18	nov-17	% Var.	nov-18	nov-17	% Var.	nov-18	nov-17	% Var.	nov-18	nov-17	% Var.	nov-18	nov-17	% Var.	nov-18	nov-17	% Var.
Argentina
Aeroparque (1)	869	925	-6%	128	265	-52%	61	71	-15%	1,058	1,261	-16%	114	197	-42%	9,698	11,447	-15%
Bariloche	112	92	22%	0	0	93%	1	3	-59%	114	95	19%	38	32	17%	1,075	937	15%
Catamarca	5	6	-7%	0	0	-100%	0	2	-96%	5	7	-28%	10	16	-40%	200	269	-26%
C. Rivadavia	57	57	1%	0	0	-100%	0	0	-25%	57	57	1%	94	73	30%	867	886	-2%
Córdoba	195	175	11%	63	73	-15%	13	8	63%	270	256	5%	171	168	2%	2,601	2,508	4%
El Palomar (2)	87	0	-	0	0	-	0	0	-	87	0	-	0	0	-	708	0	-
Esquel	4	5	-24%	0	0	-	0	0	-27%	4	5	-24%	0	0	-	67	124	-46%
Ezeiza (1)	67	64	4%	750	722	4%	15	17	-12%	831	803	3%	22,326	22,700	-2%	6,277	5,687	10%
Formosa	6	9	-41%	0	0	-100%	0	0	-	6	9	-41%	6	12	-52%	89	193	-54%
General Pico	0	0	-41%	0	0	-	0	0	-	0	0	-41%	0	0	-	362	460	-21%
Iguazú	113	99	15%	0	0	2441%	0	0	-100%	114	99	15%	0	0	-	915	879	4%
Jujuy	31	25	22%	0	0	-	0	0	1120%	31	25	22%	10	9	11%	375	316	19%
La Rioja	6	6	-10%	0	0	-	0	1	-97%	6	8	-26%	9	21	-60%	167	200	-17%
Malargüe	0	0	-12%	0	0	-	0	0	-100%	0	0	-19%	0	0	-	8	19	-58%
Mar del Plata	30	20	48%	0	0	317%	1	1	54%	32	21	48%	4	13	-68%	760	571	33%
Mendoza	135	114	18%	50	40	26%	2	1	126%	187	155	21%	104	141	-26%	1,941	1,650	18%
Parana	5	13	-57%	0	0	-100%	0	0	43%	5	13	-57%	0	0	-	195	333	-41%
Posadas	26	19	35%	0	0	136%	0	0	-100%	26	19	33%	30	32	-6%	351	309	14%
Pto Madryn	8	9	-7%	0	0	-	0	0	-100%	8	9	-7%	0	0	-	83	72	15%
Reconquista	2	0	309%	0	0	-100%	0	0	17%	2	0	303%	0	0	-	185	187	-1%
Resistencia	25	31	-19%	0	0	56%	0	0	4275%	25	31	-19%	38	43	-12%	375	440	-15%
Río Cuarto	3	6	-54%	0	0	-	0	0	-100%	3	6	-54%	1	2	-33%	97	131	-26%

Río Gallegos	21	22	-5%	0	0	-100%	0	1	-38%	22	23	-6%	38	52	-27%	281	335	-16%
Río Grande	12	13	-8%	0	0	-	0	0	-	12	13	-8%	17	24	-31%	182	291	-37%
Salta	96	94	2%	4	5	-22%	1	1	-6%	101	100	1%	86	131	-34%	1,049	967	8%
San Fernando	2	3	-23%	1	2	-25%	0	0	-	4	5	-24%	0	0	-	3,516	3,974	-12%
San Juan	15	21	-28%	0	3	-99%	0	0	-	15	24	-37%	0	0	-	208	247	-16%
San Luis	7	8	-21%	0	0	-	0	0	-	7	8	-21%	0	0	-	108	132	-18%
San Rafael	4	5	-19%	0	0	-	0	0	-	4	5	-19%	0	0	-	641	433	48%
Santa Rosa	4	4	-14%	0	0	-	0	0	1950%	4	4	-6%	1	0	-	320	317	1%
Santiago del Estero	10	9	20%	0	0	-	0	0	-	10	9	20%	15	19	-21%	252	154	64%
Tucumán	61	62	-2%	6	6	6%	1	1	136%	68	68	0%	86	90	-4%	674	684	-1%
Viedma	3	4	-28%	0	0	-	0	0	-100%	3	4	-34%	0	0	-	56	78	-28%
Villa Mercedes	0	0	-84%	0	0	-	0	0	-	0	0	-84%	0	0	-	53	32	66%
Termas de Río Hondo	1	2	-54%	0	0	-	0	0	-	1	2	-54%	0	1	-83%	16	44	-64%
Bahia Blanca	28	38	-26%	0	0	-	2	2	-21%	30	40	-26%	28	40	-30%	524	554	-5%
Neuquén	86	79	9%	2	3	-18%	0	3	-88%	88	84	5%	89	119	-25%	1,318	1,371	-4%
Total Argentina	2,135	2,040	5%	1,006	1,119	-10%	98	111	-12%	3,239	3,271	-1%	23,315	23,936	-3%	36,594	37,231	-2%

Italy
Pisa	108	110	-2%	194	172	13%	0	0	980%	302	282	7%	1,116	1,061	5%	2,443	2,383	3%
Florence	31	31	0%	152	141	8%	0	0	-100%	183	172	7%	16	23	-28%	2,412	2,203	9%
Total Italy	138	141	-2%	347	313	11%	0	0	440%	486	454	7%	1,132	1,083	5%	4,855	4,586	6%

Brazil
Brasilia (3)	803	789	2%	38	38	1%	651	624	4%	1,492	1,451	3%	4,910	3,944	24%	13,366	13,748	-3%

Natal	199	178	12%	8	8	-3%	0	0	-	207	186	11%	1,433	1,148	25%	1,555	1,445	8%
Total Brazil	1,002	966	4%	46	46	0%	651	624	4%	1,699	1,637	4%	6,343	5,092	25%	14,921	15,193	-2%

Uruguay
Carrasco	0	0	-74%	171	173	-1%	1	0	170%	172	173	-1%	2,845	2,882	-1%	1,945	2,052	-5%
Punta del Este	0	0	-75%	10	12	-19%	0	0	-	10	12	-19%	0	0	-	542	658	-18%
Total Uruguay	0	0	-74%	181	185	-2%	1	0	170%	182	185	-2%	2,845	2,882	-1%	2,487	2,710	-8%

Ecuador
Guayaquil	152	141	8%	158	149	6%	6	4	46%	316	294	7%	3,365	3,653	-8%	6,340	5,392	18%
Galapagos	43	40	6%	0	0	-	0	0	-	43	40	6%	428	257	67%	456	434	5%
Total Ecuador	195	181	7%	158	149	6%	6	4	46%	359	334	7%	3,793	3,909	-3%	6,796	5,826	17%

Armenia
Zvartnots	0	0	-	203	179	14%	0	0	-	203	179	14%	1,552	1,662	-7%	1,835	1,677	9%
Shirak	0	0	-	13	14	-12%	0	0	-	13	14	-12%	0	1	-100%	70	99	-29%
Total Armenia	0	0	-	216	193	12%	0	0	-	216	193	12%	1,552	1,663	-7%	1,905	1,776	7%

Peru
Arequipa	160	150	7%	0	0	42%	0	0	-	160	150	7%	199	214	-7%	1,192	1,236	-4%
Juliaca	43	36	18%	0	0	-	0	0	-	43	36	18%	77	83	-8%	386	300	29%
Puerto Maldonado	26	25	5%	0	0	-	0	0	-	26	25	5%	54	62	-12%	228	322	-29%
Tacna	35	37	-4%	0	0	-	0	0	-	35	37	-4%	72	67	7%	306	316	-3%
Ayacucho	17	19	-11%	0	0	-	0	0	-	17	19	-11%	12	2	441%	332	281	18%

Total Peru	280	266	5%	0	0	442%	0	0	-	280	266	5%	414	428	-3%	2,444	2,455	0%
Total CAAP	3,750	3,595	4%	1,954	2,006	-3%	756	740	2%	6,460	6,341	2%	39,394	38,994	1%	70,002	69,777	0%
(1)
Starting May 3, 2018, 50% of international air traffic in Aeroparque Airport was reassigned to Ezeiza Airport, and the remaining 50% will be reassigned on April 1st, 2019. Aircrafts which travel to or from Uruguay are excluded from this resolution. These measures are part of resolution 183/2018 issued by the “Administración Nacional De Aviación Civil” (ANAC) which intends to optimize the management and infrastructure of Aeroparque Airport, taking into account the growing domestic aeronautical market and the seasonality of regional operations in Argentina.

(2)	El Palomar commenced operations in February 2018.
(3)	International and Transit traffic figures at Brasilia Airport are not comparable to 2017 due to a change in methodology starting in June 2018, following ANAC regulations.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements
	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands) (3)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	YTD'18	YTD'17	% Var.	YTD'18	YTD'17	% Var.	YTD'18	YTD'17	% Var.	YTD'18	YTD'17	% Var.	YTD'18	YTD'17	% Var.	YTD'18	YTD'17	% Var.
Argentina
Aeroparque (1)	9,559	9,363	2%	2,062	2,793	-26%	748	582	28%	12,369	12,738	-3%	1,738	1,843	-6%	119,535	123,077	-3%
Bariloche	1,399	1,169	20%	34	9	258%	11	14	-18%	1,444	1,192	21%	319	384	-17%	12,909	11,305	14%
Catamarca	60	59	1%	0	0	175%	2	14	-85%	62	73	-15%	120	165	-27%	2,005	2,060	-3%
C. Rivadavia	617	561	10%	0	0	20%	1	5	-79%	618	566	9%	1,035	638	62%	9,404	8,400	12%
Córdoba	2,079	1,685	23%	882	826	7%	140	92	52%	3,101	2,603	19%	1,529	1,516	1%	30,514	26,102	17%
El Palomar (2)	584	0	-	0	0	-	0	0	-	585	0	-	0	0	-	5,197	0	-
Esquel	47	55	-15%	0	0	-	0	0	-46%	47	55	-15%	0	0	-	758	870	-13%
Ezeiza (1)	646	608	6%	8,561	8,227	4%	161	178	-10%	9,369	9,013	4%	204,452	192,374	6%	68,254	60,890	12%
Formosa	105	98	6%	0	0	20%	0	0	-100%	105	99	6%	150	171	-12%	1,750	1,918	-9%
General Pico	3	4	-15%	0	0	-	0	0	-72%	3	4	-16%	0	0	-	4,626	3,338	39%
Iguazú	994	912	9%	1	1	-12%	0	1	-81%	995	913	9%	0	0	-100%	8,747	8,233	6%
Jujuy	362	238	52%	4	2	55%	8	4	120%	375	244	53%	105	105	0%	4,668	3,905	20%
La Rioja	64	70	-9%	0	0	-	2	13	-84%	66	84	-21%	135	185	-27%	1,771	1,887	-6%
Malargüe	1	2	-47%	0	0	-41%	0	0	100%	1	2	-47%	0	0	-	232	345	-33%
Mar del Plata	418	248	69%	0	0	38%	13	9	46%	431	257	68%	158	164	-4%	8,957	5,943	51%
Mendoza	1,271	1,121	13%	550	460	20%	16	43	-62%	1,838	1,624	13%	1,367	1,545	-12%	19,255	17,649	9%
Parana	70	95	-27%	0	0	26%	0	0	-86%	70	95	-27%	0	10	-100%	2,515	3,219	-22%
Posadas	270	192	41%	0	0	-1%	1	1	-4%	271	193	40%	351	367	-4%	3,748	3,252	15%
Pto Madryn	93	96	-4%	0	0	-	4	3	25%	96	99	-3%	0	24	-100%	808	1,172	-31%
Reconquista	8	4	97%	0	0	-50%	0	0	-57%	8	4	92%	0	0	-	2,346	2,695	-13%
Resistencia	277	289	-4%	0	0	19%	1	1	-1%	279	290	-4%	410	324	27%	4,066	4,190	-3%
Río Cuarto	36	52	-31%	0	0	-	0	1	-83%	36	52	-31%	28	10	167%	806	1,481	-46%

Río Gallegos	213	233	-9%	0	0	55%	5	6	-23%	218	239	-9%	500	459	9%	3,104	3,661	-15%
Río Grande	138	137	1%	0	0	16%	0	0	-23%	139	138	1%	205	323	-36%	2,454	2,708	-9%
Salta	950	930	2%	67	74	-10%	8	33	-77%	1,024	1,037	-1%	1,043	1,244	-16%	10,414	12,478	-17%
San Fernando	26	27	-4%	14	13	3%	0	0	-	40	41	-1%	0	0	-	37,150	35,038	6%
San Juan	181	190	-5%	15	6	148%	0	8	-97%	196	204	-4%	0	349	-100%	2,372	2,681	-12%
San Luis	85	84	2%	0	0	-	0	0	-	85	84	2%	175	101	72%	1,582	1,510	5%
San Rafael	50	53	-6%	0	0	-	0	0	-	50	53	-6%	0	0	-	5,114	4,076	25%
Santa Rosa	45	45	1%	0	0	-100%	1	0	113%	46	45	1%	3	18	-81%	2,821	3,567	-21%
Santiago del Estero	114	91	25%	0	0	-	0	0	-97%	114	91	25%	257	185	39%	2,446	1,858	32%
Tucumán	770	475	62%	88	16	439%	26	1	2302%	883	492	80%	2,424	3,765	-36%	9,015	5,099	77%
Viedma	31	33	-7%	0	0	-	0	7	-100%	31	40	-22%	0	0	-	789	1,050	-25%
Villa Mercedes	0	1	-35%	0	0	-	0	0	33%	0	1	-33%	0	0	-	882	1,412	-38%
Termas de Río Hondo	23	164	-86%	0	2	-98%	0	0	-	23	166	-86%	8	212	-96%	865	1,963	-56%
Bahia Blanca	376	360	4%	0	0	-	24	21	16%	399	381	5%	348	390	-11%	5,708	5,348	7%
Neuquén	895	784	14%	33	6	480%	17	43	-61%	944	832	13%	1,027	1,195	-14%	13,367	14,695	-9%
Total Argentina	22,861	20,528	11%	12,312	12,436	-1%	1,189	1,080	10%	36,362	34,044	7%	217,885	208,065	5%	410,954	389,075	6%

Italy
Pisa	1,331	1,326	0%	3,801	3,608	5%	4	2	75%	5,135	4,937	4%	10,455	9,668	8%	40,536	39,470	3%
Florence	356	368	-3%	2,194	2,128	3%	0	0	-64%	2,550	2,496	2%	218	197	11%	32,189	33,435	-4%
Total Italy	1,687	1,694	0%	5,995	5,736	5%	4	2	65%	7,685	7,433	3%	10,674	9,866	8%	72,725	72,905	0%

Brazil
Brasilia (4)	9,030	8,583	5%	413	422	-2%	6,862	6,428	7%	16,306	15,433	6%	45,697	37,972	20%	151,532	151,966	0%

Natal	2,097	2,100	0%	81	72	13%	0	0	-	2,178	2,172	0%	13,842	11,079	25%	17,075	17,199	-1%
Total Brazil	11,127	10,684	4%	495	494	0%	6,862	6,428	7%	18,484	17,605	5%	59,539	49,051	21%	168,607	169,165	0%

Uruguay
Carrasco	1	1	-15%	1,914	1,921	0%	13	18	-29%	1,927	1,939	-1%	25,306	25,709	-2%	22,546	22,441	0%
Punta del Este	0	0	-8%	172	152	13%	0	0	-	172	152	13%	0	0	-	7,698	7,502	3%
Total Uruguay	1	1	-13%	2,086	2,073	1%	13	18	-29%	2,099	2,092	0%	25,306	25,709	-2%	30,244	29,943	1%

Ecuador
Guayaquil	1,677	1,555	8%	1,799	1,717	5%	65	61	7%	3,541	3,333	6%	33,104	29,369	13%	67,148	66,785	1%
Galapagos	515	463	11%	0	0	-	0	0	-	515	463	11%	4,604	3,311	39%	5,493	5,384	2%
Total Ecuador	2,192	2,018	9%	1,799	1,717	5%	65	61	7%	4,056	3,796	7%	37,708	32,681	15%	72,641	72,169	1%

Armenia
Zvartnots	0	0	-	2,477	2,256	10%	0	0	-	2,477	2,256	10%	16,395	20,439	-20%	21,151	19,462	9%
Shirak	0	0	-	155	91	70%	0	0	-	155	91	70%	0	1	-100%	893	651	37%
Total Armenia	0	0	-	2,632	2,347	12%	0	0	-	2,632	2,347	12%	16,395	20,440	-20%	22,044	20,113	10%

Peru
Arequipa	1,800	1,539	17%	1	0	228%	0	0	-	1,801	1,539	17%	2,045	2,224	-8%	14,644	12,638	16%
Juliaca	445	408	9%	0	0	625%	0	0	-	445	408	9%	879	801	10%	4,043	3,711	9%
Puerto Maldonado	308	275	12%	0	0	-	0	0	-	309	275	12%	653	717	-9%	3,232	3,344	-3%
Tacna	403	384	5%	0	0	1129%	0	0	-	404	384	5%	771	773	0%	4,006	3,530	13%
Ayacucho	219	221	0%	0	0	-	0	0	-	219	221	0%	84	30	184%	3,366	2,884	17%

Total Peru	3,176	2,827	12%	1	0	290%	0	0	-	3,177	2,828	12%	4,433	4,544	-2%	29,291	26,107	12%
Total CAAP	41,044	37,752	9%	25,319	24,803	2%	8,133	7,589	7%	74,495	70,144	6%	371,939	350,356	6%	806,506	779,477	3%
(1)
Starting May 3, 2018, 50% of international air traffic in Aeroparque Airport was reassigned to Ezeiza Airport, and the remaining 50% will be reassigned on April 1st, 2019. Aircrafts which travel to or from Uruguay are excluded from this resolution. These measures are part of resolution 183/2018 issued by the “Administración Nacional De Aviación Civil” (ANAC) which intends to optimize the management and infrastructure of Aeroparque Airport, taking into account the growing domestic aeronautical market and the seasonality of regional operations in Argentina.

(2)	El Palomar commenced operations in February 2018.
(3)
Transit traffic figures in 2018 are not comparable to 2017 as transit traffic at Aeroparque Airport in Argentina was recorded within international and domestic traffic. Starting April 2017, transit traffic at this airport is shown separately.

(4)	International and Transit traffic figures at Brasilia Airport are not comparable to 2017 due to a change in methodology starting in June 2018, following ANAC regulations.

November 2018 Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	Nov’18	Nov’17	% Var.	YTD’18	YTD’17	% Var.
Argentina
Domestic Passengers (thousands)	2,135	2,040	4.7%	22,861	20,528	11.4%
International Passengers (thousands)	1,006	1,119	-10.2%	12,312	12,436	-1.0%
Transit passengers (thousands) (1)	98	111	-11.9%	1,189	1,080	10.1%
Total passengers (thousands)	3,239	3,271	-1.0%	36,362	34,044	6.8%
Cargo volume (tons)	23,315	23,936	-2.6%	217,885	208,065	4.7%
Aircraft movements	36,594	37,231	-1.7%	410,954	389,075	5.6%
Italy
Domestic Passengers (thousands)	138	141	-1.6%	1,687	1,694	-0.4%
International Passengers (thousands)	347	313	10.7%	5,995	5,736	4.5%
Transit passengers (thousands)	0	0	440.0%	4	2	65.3%
Total passengers (thousands)	486	454	6.9%	7,685	7,433	3.4%
Cargo volume (tons)	1,132	1,083	4.5%	10,674	9,866	8.2%
Aircraft movements	4,855	4,586	5.9%	72,725	72,905	-0.2%
Brazil (2)
Domestic Passengers (thousands)	1,002	966	3.7%	11,127	10,684	4.2%
International Passengers (thousands)	46	46	-0.1%	495	494	0.2%
Transit passengers (thousands)	651	624	4.3%	6,862	6,428	6.8%
Total passengers (thousands)	1,699	1,637	3.8%	18,484	17,605	5.0%
Cargo volume (tons)	6,343	5,092	24.6%	59,539	49,051	21.4%
Aircraft movements	14,921	15,193	-1.8%	168,607	169,165	-0.3%
Uruguay
Domestic Passengers (thousands)	0	0	-74.4%	1	1	-13.0%
International Passengers (thousands)	181	185	-2.2%	2,086	2,073	0.6%
Transit passengers (thousands)	1	0	170.3%	13	18	-29.0%
Total passengers (thousands)	182	185	-2.0%	2,099	2,092	0.4%
Cargo volume (tons)	2,845	2,882	-1.3%	25,306	25,709	-1.6%
Aircraft movements	2,487	2,710	-8.2%	30,244	29,943	1.0%
Ecuador
Domestic Passengers (thousands)	195	181	7.4%	2,192	2,018	8.6%
International Passengers (thousands)	158	149	6.1%	1,799	1,717	4.8%
Transit passengers (thousands)	6	4	46.4%	65	61	6.8%
Total passengers (thousands)	359	334	7.3%	4,056	3,796	6.8%
Cargo volume (tons)	3,793	3,909	-3.0%	37,708	32,681	15.4%
Aircraft movements	6,796	5,826	16.6%	72,641	72,169	0.7%
Armenia
Domestic Passengers (thousands)	0	0	-	0	0	-
International Passengers (thousands)	216	193	11.6%	2,632	2,347	12.1%
Transit passengers (thousands)	0	0	-	0	0	-
Total passengers (thousands)	216	193	11.6%	2,632	2,347	12.1%
Cargo volume (tons)	1,552	1,663	-6.7%	16,395	20,440	-19.8%
Aircraft movements	1,905	1,776	7.3%	22,044	20,113	9.6%

Peru
Domestic Passengers (thousands)	280	266	5.2%	3,176	2,827	12.3%
International Passengers (thousands)	0	0	441.7%	1	0	289.5%
Transit passengers (thousands)	0	0	-	0	0	-
Total passengers (thousands)	280	266	5.2%	3,177	2,828	12.4%
Cargo volume (tons)	414	428	-3.2%	4,433	4,544	-2.5%
Aircraft movements	2,444	2,455	-0.4%	29,291	26,107	12.2%
(1)
Transit traffic figures in 2018 are not comparable to 2017 as transit traffic at Aeroparque Airport in Argentina was recorded within international and domestic traffic. Starting April 2017, transit traffic at this airport is shown separately.

(2)	International and Transit traffic figures at Brasilia Airport are not comparable to 2017 due to a change in methodology starting in June 2018, following ANAC regulations.
About Corporación América Airports
Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2017, Corporación América Airports served 76.6 million passengers.  The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.
Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411